**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 19, 2014**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Macrocure Ltd.**

**File No. 333-196961 - CF#31276**

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Macrocure Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 23, 2014.

Based on representations by Macrocure Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.4.1 | through June 18, 2017 |
| Exhibit 10.4.2 | through June 18, 2017 |
| Exhibit 10.5.1 | through April 25, 2017 |
| Exhibit 10.5.2 | through April 25, 2017 |
| Exhibit 10.7 | through February 26, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary